Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)	Registration Statement (Form S-8 No. 333-174871) pertaining to the 2011 Amended and Restated Incentive Stock Option Plan of Patheon Inc., and

(2)
Registration Statement (Form S-3 No. 333-184241) and related Prospectus of Patheon Inc., filed on October 2, 2012, for the registration of $100,000,000 of restricted voting shares, warrants, subscription rights, subscription receipts and units of Patheon Inc.;

of our reports dated January 10, 2014, with respect to the consolidated financial statements of Patheon Inc. and the effectiveness of internal control over financial reporting of Patheon Inc. included in this Annual Report (Form 10-K) of Patheon Inc. for the year ended October 31, 2013.

/s/ Ernst & Young LLP

Raleigh, North Carolina
January 10, 2014